List of Subsidiaries

Name	Jurisdiction

China Cord Blood Services Corporation	Cayman Islands
China Stem Cells Holdings Limited	Cayman Islands
Beijing Jiachenhong Biological Technologies Co., Limited	People’s Republic of China
China Stem Cells (South) Company Limited	British Virgin Islands
Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd.	People’s Republic of China
China Stem Cells (East) Company Limited China Stem Cells (East) Company Limited China Stem Cells (North) Company Limited Favorable Fort Limited Jinan Baoman Science & Technology Development Co., Ltd	British Virgin Islands Hong Kong British Virgin Islands Hong Kong People’s Republic of China
Zhejiang Lukou Biotechnology Co., Ltd	People’s Republic of China